UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2023

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-227753 and 333-271384) and Form F-3 (File Nos. 333-195124, 333-236064, 333-249063 and 333-262055), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On July 31, 2023, Can-Fite BioPharma Ltd. (the “Company”) convened the Annual General Meeting of Shareholders (the “Annual General Meeting”), however, the Annual General Meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Company’s Annual General Meeting will be reconvened on Monday, August 7, 2023 at 3:00p.m., Israel time at the Company’s offices located at 10 Bareket Street, Petach Tikva, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2023	By:	/s/ Motti Farbstein
Motti Farbstein Chief Executive Officer and Chief Financial Officer